

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 22, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 180A
13040 #2 Road
Richmond, B.C. Canada V7E 2G1

> **Re: Forum National Investments Ltd.**
> **Form 20-F for the year ended September 30, 2007**
> **File No. 000-29862**

Dear Mr. Tutschek:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the period ended September 30, 2007

Item IV. Information on the Company

B. Business Overview

1. Please revise this section to include an introductory paragraph briefly describing your three lines of business: travel clubs, life settlement, and dinner cruises.

2. As a related matter, in your discussion of your entrance into the Life Settlement market and the acquisition of $30 million (face value) of policies, please address the amount paid for the policies, how purchase prices are determined, and how you funded this acquisition. Please also revise your description of the acquisition of these policies throughout your filing to include the purchase price.

3. Further, please add a detailed discussion of the plans for your 120-foot motor vessel. Specifically, address whether you plan to operate a dinner cruise service and, if not, discuss your plans for this refitted motor vessel.

4. In the last sentence of the paragraph describing your 120-foot motor vessel, you disclose an appraised market value of $12 million upon completion. If you elect to make a reference to an appraisal, you must specifically identify the name of the appraiser in your filing. Please revise or delete any such reference from your filings in the future. In addition, if you incorporate a filing with such a reference into any Registration Statement, the appraiser must be identified as an expert in the Registration Statement and his consent must be filed as an exhibit.

5. We note your disclosure on page 11 of the acquisition of a 25% interest in a real estate development project in Needles, California, for a price of US $1 million. Please explain to us and revise your discussion in this section to include how this acquisition fits into your business plan. Further, your disclosure here and elsewhere in your filing, as appropriate, should be revised to include the purpose behind such acquisition, the asset acquired, the purchase price, and the balance sheet classification of such asset.

Item V. Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting Policies

Accounts Receivable, page 19

6. Please tell us how your auditors assist you in determining your allowance for doubtful accounts.

Selected Annual Information, page 19

7. It is unclear why you disclose Standard Deviation from Mean. Please revise to explain why this metric is meaningful to investors or delete, as appropriate.

8. Please revise the discussion of your operating results to provide more explanation of changes. Your current discussion provides minimal information beyond that presented in the table. Please provide us with a draft of your proposed revised disclosure.

B. Liquidity and Capital Resources

Liquidity, page 21

9. Please revise your explanation of the increase in working capital to clearly state it primarily results from an increase in cash due to the private placements described elsewhere in your filing. Your discussion should include a brief discussion of the material terms of each private placement, as well as the total cash received as a result of the transactions.

F. Tabular Disclosure of Contractual Obligations, page 24

10. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether or not you include interest payments, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Item XV. Controls and Procedures

11. We note that you have evaluated both disclosure controls and procedures and internal control over financial reporting and concluded they are both "effective" as of September 30, 2007. Please explain to us how you were able to maintain an evaluation of these controls as "effective" given the fact that you filed an amendment to your Form 20-F for the current period.

12. As a related matter, please explain to us and revise your document to include an explanatory paragraph indicating the reason(s) an amendment to your original Form 20-F was necessary.

Financial Statements

Consolidated Statements of Operations and Deficit, page F-5

13. Please revise your presentation to include the weighted average number of common shares used to calculate diluted earnings per share, or tell us why such disclosure is not required. Also, tell us why you have not included the calculations of basic and diluted earnings per share in the notes to your financial statements. See paragraph 40 of SFAS 128 for guidance.

Note 1 – Incorporation and Nature of Operations, page F-7

14. We note from your disclosure here that, during the current period, you changed your year-end to September 30, 2007. Please tell us the facts and circumstances surrounding your decision to change your year-end. Further, it is unclear why you have not indicated on the cover page of your Form 20-F that you are filing a Transition Report. Revise or advise.

Note 3 – Significant Accounting Policies

Deferred Organization Costs, page F-8

15. We note you defer and amortize costs associated with setting up your Life Settlement business. Such costs would be expensed under US GAAP pursuant to SOP 98-5. Accordingly, please add appropriate disclosure to your US GAAP Reconciliation in Note 17 to your financial statements.

Purchased Intangibles, page F-9

16. Please explain to us why you consider a license to purchase property an intangible asset. Include in your response why these "wholesale prices" are not available to the general public, as well as how and with whom these "licenses" are created.

17. As a related matter, please tell us how you determined the amortization period for this asset.

Advances against Future Revenue Streams, page F-9

18. Since the Lender has recourse against you should amounts become uncollectible, you should reflect the full amount as a liability. Such liability should not be reduced by related revenue. Please revise.

Note 9 – Convertible Debentures, page F-14

19. We note from your disclosure here and elsewhere in your filing that these convertible debentures matured during 2002. Please explain to us why you have not repaid these debentures, how the owner of such debentures is related to you, and if such party is a significant shareholder. Also, it is unclear whether or not such debentures are still convertible into common shares. Generally, when debentures remain unconverted on their maturity date, they are payable in cash on that date and are no longer convertible into common shares.

Note 17 – US GAAP Reconciliation, page F-19

(a) Stock-Based Compensation, page F-19

20. Please review your discussion of treatment of stock-based compensation under US GAAP in parts (i) and (ii) of this section. In part (i), you appear to have included the policies of measurement and treatment of stock-based compensation under APB 25 as that as under SFAS 123(R), when such policies, permissible under SFAS 123, have been superseded by SFAS 123(R). Please revise.

21. As a related matter, it appears this discussion was meant to highlight the difference in policy prior to the issuance of SFAS 123(R) or adoption of SFAS 123 prior to the issuance of 123(R). As such, it is unclear why you have included the issuance of stock options in the current period ended September 30, 2007 in part (i). Please revise.

22. Further, please confirm to us and revise your disclosure to clearly indicate, if true, that you adopted SFAS 123 during the year ended December 31, 2002, and that the differences noted in the table in part (ii) of this section result from your treatment of

options issued under APB 25 prior to your adoption of SFAS 123. Finally, please revise your disclosure, if true, to indicate that the adoption of SFAS 123(R) had no effect on your US GAAP policy related to recording stock compensation as you had already adopted SFAS 123.

Other

23. We note from your disclosure related to asset impairment testing in Note 3(f) on page F-9 that you have identified one reporting unit for purposes of such testing. Please tell us how you have determined your segments under SFAS 131, how your analysis here differs, and why you believe reporting in one segment is appropriate. Your response should address why you have not included the disclosure required under SFAS 131 if you believe you have more than one segment.

24. We note from disclosure elsewhere in your filing that you generate revenues from the sale of memberships, dues and charter sales, and that you recognize the portion of revenue received from members, entitling members to use the vacation and travel club privileges at a future date, as income during the year when the membership is sold and the member pays more than 10% of the purchase price. This policy appears to be inconsistent with both US and Canadian GAAP under SAB 104 and EIC 141, respectively. The staff does not view the selling of a membership as a discrete earnings event. Your obligation to provide access to the travel club requires your continuing involvement. For membership arrangements, the staff believes that the earnings process is completed by performing under the terms and throughout the membership period, not simply by originating a revenue-generating arrangement. In connection with membership arrangements, revenue should generally be recognized on a systematic straight-line basis over the membership period.   In the absence of a defined membership period, you should recognized revenue over an estimated weighted average period of membership based on evidence supporting the historical lifetime usage rates of your members.   Please revise your financial statements consistent with the guidance in the above Staff Accounting Bulletin.   A revision to the financial statements should include note disclosures in conformity with paragraph 26 of SFAS 154 and a revised auditor's report with an explanatory paragraph in accordance with the guidance in paragraph 12 of Section 420 in the Statement of Auditing Standards.

25. Furthermore, your critical accounting policies disclosure for revenue recognition in MD&A (page 19) should be expanded to describe any assumptions concerning how revenue is recognized for membership fees. This discussion should focus on the evidence and factors supporting your assumptions (including historical usage rate, membership privileges, etc.) and the uncertainties surrounding these assumptions in determining how revenue is recognized.

26. As a related matter, your disclosures throughout your filing related to revenue recognition appear to be inconsistent with each other. Please thoroughly review these policy notes to ensure consistency within your filing as well as consistency with US and Canadian GAAP, as appropriate.

Form 6-K for the month of April, 2008

Financial statements for the six months ended March 31, 2008

Consolidated Balance Sheet, page 4

27. With respect to the $3,977,837 of investments you made during the six months ended March 31, 2008, please provide us with a schedule summarizing these investments and tell us how each investment is being accounted for and where such accounting is described in your financial statements.

Consolidated Statement of Operations and Deficit, page 5

28. Based on the discussion of your operating results on page 18-19, it appears you record revenue with respect to your investments in Life Settlements and you record a related expense for the premium costs for carrying the Life Settlement policies. However, the last sentence of paragraph 8 of FSPFTB 85-4-1 states that an investor should account for premiums paid on the same financial reporting line as the changes in fair value are reported. Please revise.

29. In light of your role as an investor in Life Settlement policies, we believe you should reflect the net investment income resulting from such policies as non-operating income in your Consolidated Statement of Operations and Deficit. See Rule 5-03(b)(7) of Regulation S-X for guidance.

Consolidated Statement of Cash Flows, page 6

30. It is unclear why you reflect premium costs associated with your Life Settlement policies as an item not involving cash. Please explain to us how you make the premium payments. We may have further comment after reviewing your response.

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition, page 9

31. We note you use the Fair Value method to account for your investments in Life Settlement policies. In this regard, please note the disclosure requirements of paragraphs 16-19 of FSPFTB 85-4-1 and make all appropriate revisions.

Note 8 – Capital Stock, page 14

32. In Note 16(e) to your audited financial statements for the period ended September 30, 2007, you state that 3 million common shares were issued in December 2007 for proceeds of US $18 million. However, based on a review of Note 8 to your interim financial statements for the six months ended March 31, 2008, there is no disclosure of this stock issuance. Please explain this apparent discrepancy to us and make any necessary revisions to the disclosures in your audited and/or interim financial statements, as appropriate.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief